Michael Clampitt Senior Counsel Office of Financial Services Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Our reference: 31134.50000/80498992v2

April 18, 2017

Bison Capital Acquisition Corp.

Draft Registration Statement on Form S-1

Submitted March 1, 2017

CIK No. 0001697805

Dear Mr. Clampitt:

On behalf of Bison Capital Acquisition Corp. (the “Company”), we respond as follows to the Staff’s comment letter, dated March 27, 2017, relating to the above-captioned registration statement on Form S-1 (“Registration Statement”). Captions and page references herein correspond to those set forth in the Registration Statement that we have filed with the Securities and Exchange Commission (the “SEC”) on the date hereof.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company advises the Staff that, to date, neither it, nor anyone authorized to do so on its behalf, has presented any written communication, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act in connection with the proposed offering of the Company’s securities. To the extent that the Company uses such written materials in the future, the Company will supplementally provide them.

2. Please tell us whether you are a “foreign private issuer” under Rule 405 of Regulation C under the Securities Act of 1933. We note, for example, that your principal shareholders do not appear to be residents of the United States and your disclosure that you may qualify as a passive foreign investment company. Please note that securities registered by a foreign private issuer are exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act. To the extent you are a foreign private issuer, please revise to clarify that you will conduct all redemptions pursuant to the tender offer rules regardless of whether you seek shareholder approval for the initial business combination. Furthermore, to the extent that you intend to elect to report on domestic forms while you qualify as a foreign private issuer, please disclose this intention.

The Company believes that it is currently a foreign private issuer under Rule 405 of Regulation C under the Securities Act of 1933. The Company has revised the Registration Statement to provide that for so long as it is a foreign private issuer, it will conduct a tender offer to redeem its shares upon a business combination. The Company has revised its disclosure on pages 36, 68 and 117 to disclose that it has elected to report on domestic forms (10-Ks, 10-Qs and 8-Ks) for so long as it remains a foreign private issuer prior to a business combination, although it does not intend to elect to comply with the proxy rules, except to the extent that Nasdaq rules or applicable laws require it to comply with Regulation 14A for shareholder proxy solicitation in relation to its business combination.

Prospectus Cover Page

3. Please revise the purchase by your sponsors to also disclose the 1,437,500 shares already purchased, as well as the purchase price.

The Company has revised the disclosure on the prospectus cover page as requested.

4. Please revise to indicate your underwriting discounts and commissions will be $0.30 per unit, not $0.03, or explain this apparent discrepancy.

The Company has revised the disclosure on the prospectus cover page to reflect a discount of $0.30 per unit as requested.

Summary

5. Please add a bullet that “sponsors” refers to Bison Capital Holding Company Limited.

The Company has revised the disclosure on page 1 of the Registration Statement as requested.

General

6. Revise the second paragraph to disclose if a purchase involving “variable interest entities” is allowable.

The Company has revised the disclosure on page 1 of the Registration Statement as requested to reflect that it may, to the extent permitted by applicable law, conduct a business combination involving variable interest entities.

7. Revise the third paragraph to disclose Bison Capital’s assets, equity, at 12/31/2016 and the revenues and net income for the year ended 12/31/2016.

The Company has revised the disclosure on page 2 of the Registration Statement as requested.

8. Revise the first and fourth bullets to provide details of those claims.

The Company has revised the disclosure on page 2 of the Registration Statement as requested.

Private Placements, page 3

9. We note that the additional private units will only be purchased in compliance with Regulation M and Section 9(a)(2) and 10(b) of the Exchange Act. Please disclose the circumstances that would make these purchases unavailable and whether these “additional private units” refers to the up to 22,500 private units, or all 272,500 private units referenced.

The Company is not aware of a circumstance under which Regulation M and Section 9(a)(2) and 10(b) of the Exchange Act would credibly apply, although out an abundance of caution it included such disclosure to ensure that the public is aware that an analysis will be performed by the Company prior to selling private units to the purchasers.

As disclosed in the Registration Statement, the Company’s sponsor has committed that it and/or its designees will purchase in a private placement (i) to take place simultaneously with the initial public offering, an aggregate of 250,000 units at a price of $10.00 per unit and (ii) to take place simultaneously with the closing of any exercise of the underwriters’ over-allotment option, up to a maximum of 22,500 units at a price of $10.00 per unit. The underwriters are not participating or connected in any way with the private placement.

Notably, the holders of private units are not entitled to convert the private shares underlying the private units into the right to receive funds from the trust account in connection with an initial business combination and are not entitled to receive funds from the trust account upon liquidation if a business combination is not consummated.

The Company has committed in the Registration Statement to place $50,000,000 (or $57,500,000 if the over-allotment option is exercised in full), or $10.00 per public share, in the trust account immediately upon consummation of the initial public offering. However, as noted under “Use of Proceeds” on page 41 of the Registration Statement, the Company’s initial public offering will result in net proceeds of only $48,000,000 (or $55,275,000 if the over-allotment option is exercised in full). $2,000,000 (or $2,225,000 if the over-allotment option is exercised in full) of the public offering proceeds are reserved to pay for offering expenses and $500,000 will be held outside of the trust to be used to fund the Company’s activities in connection with identifying and completing its initial business combination. Therefore, without the private placements, the Company would have a shortfall. The funds raised through the private placements cover the shortfall, and enable the Company to satisfy its commitment to the public stockholders to place approximately $10.00 per public share in the trust account.

The private placements involving the Company’s sponsor will not violate Rules 101 or 102 of Regulation M because (a) such purchases will be made prior to the “restricted period” or alternatively, (b) the private placement is not a distribution for the purposes of Regulation M, or alternatively, (c) such purchases are part of a private placement offering that is concurrent with the Company’s initial public offering and thus falls within the Staff guidance found in Staff Legal Bulletin No. 9, “Frequently Asked Questions regarding Regulation M” (“Regulation M FAQ”) regarding concurrent distributions.

Rule 101(a) makes it unlawful, in connection with a distribution, “for a distribution participant or an affiliated purchaser of such person, directly or indirectly, to bid for, purchase, or attempt to induce any person to bid for or purchase, a covered security during the applicable restricted period.” Rule 102(a) makes it unlawful, in connection with a distribution effected by or on behalf of an issuer or selling security holder, “for such person, or any affiliated purchaser of such person, directly or indirectly, to bid for, purchase, or attempt to induce any person to bid for or purchase, a covered security during the applicable restricted period.” Pursuant to Rule 100, the restricted period for the Company will begin generally five business days prior to the determination of the offering price (except for additional distribution participants who become distribution participants after the offering price is determined). The Company entered into subscription agreements with its initial stockholders to evidence the above purchase commitment more than five business days prior to the filing of the Registration Statement. Upon entering into the subscription agreements, the private unit purchasers no longer have the ability to withdraw their commitment. Such commitment is conditioned only on the consummation of the initial public offering, and closing of any amount of the underwriters’ over-allotment option. Pursuant to Section 3(a)(13) of the Securities Exchange Act of 1934 (“Exchange Act”) which defines a “purchase” to include “any contract to buy, purchase or otherwise acquire a security,” entering into such subscription agreements constituted a purchase and therefore, the purchases of the private units will not occur during the restricted period.

In addition, the Company believes the private placement is not a “distribution” for the purposes of Regulation M Pursuant to Securities Exchange Act Release No. 33924 (April 19, 1994) (the “Regulation M Concept Release”), the SEC has indicated that any of the following are generally indicative of special selling efforts and selling methods: providing greater than normal sales compensation arrangements pertaining to the distribution, delivering a sales document, such as a prospectus or market letters, and conducting road shows. In the case of the private placement, no such selling efforts or selling methods exist. In fact, since the units being sold in the private placement are being purchased exclusively by an insider, there are essentially no selling efforts involved whatsoever. Therefore, since the private placement is not a distribution, and Regulation M is not applicable thereto, there is no applicable restricted period.

Alternatively, in the event the Staff takes the position the “purchase” of the private placements occurs at the consummation of such offering (i.e., concurrent with the closing of the initial public offering, or the exercise of the over-allotment option), then the Company asserts that the private placement offering and initial public offering are concurrent distributions covered by the Staff’s Regulation M FAQ. According to the Staff’s guidance in the Regulation M FAQ, the Staff does not believe “that solicitation activity qualifying for the Rule 101(b)(9) and Rule 102(b)(5) exceptions necessarily creates an impermissible inducement to purchase in a concurrent distribution. Therefore, absent additional factors, bona fide offers to sell or the solicitation of offers to buy the securities being distributed in one distribution would not be impermissible inducements with respect to a concurrent distribution.” Here, the Company has made bona fide offers to sell its securities in a private placement taking place concurrently with, but separately from, the initial public offering. In accordance with the Staff’s guidance discussed above, such offers are not impermissible inducements with respect to the Company’s initial public offering; and conversely, efforts to sell securities in the initial public offering do not constitute impermissible inducements with respect to the Company’s concurrent private placement. The Company also notes that the private placements in the instant case will not have any effect on the market price of the securities being offered in the initial public offering and will be fully disclosed to potential investors in the public offering in the prospectus. Based on all of the foregoing, the Company believes the private placements do not violate Rules 101 or 102 of Regulation M.

Likewise, the private placements involving the Company’s sponsor will not violate Rule 104 because such purchases have neither the purpose nor the effect of stabilizing the price of the Company’s securities, reducing a short position or reclaiming a selling concession from a syndicate member in connection with the proposed initial public offering. Rule 104 of Regulation M governs stabilization activities. Rule 104(a) provides that “[i]t shall be unlawful for any person, directly or indirectly, to stabilize, to effect any syndicate covering transaction, or to impose a penalty bid, in connection with an offering of any security, in contravention of the provisions of this section.” Rule 100 of Regulation M defines (a) “stabilizing” as “the placing of any bid, or the effecting of any purchase, for the purpose of pegging, fixing, or maintaining the price of a security[;]” (b) “syndicate covering transaction” as “the placing of any bid or the effecting of any purchase on behalf of the sole distributor or the underwriting syndicate or group to reduce a short position created in connection with the offering[;]” and (c) “penalty bid” as “an arrangement that permits the managing underwriter to reclaim a selling concession from a syndicate member in connection with an offering when the securities originally sold by the syndicate member are purchased in syndicate covering transactions.”

As disclosed in the Registration Statement and explained in detail above, the purpose of the private placements is to place $10.00 per public unit into the trust account. Moreover, the private placements are not expected or intended to have any effect on the market price of the Company’s units because these private transactions will not be reported to an effective transaction reporting plan and disseminated to the public. Accordingly, the private placements have neither the intent nor effect of stabilizing in connection with the public offering. Moreover, because the underwriters are not participating in the private placement, the private units cannot be used by the underwriters to reduce any short position pursuant to the Underwriting Agreement, nor can they be used as syndicate covering transactions, and therefore, may not be part of an arrangement used to reclaim selling concessions from syndicate members. Based on all of the foregoing, the Company believes the private placements do not violate Rule 104 of Regulation M.

The reference to “additional private units” in the Registration Statement refers to the up to 22,500 private units, and the Company revised the disclosure accordingly.

The Offering

Redemption rights, page 10

10. Please disclose, if true, that the tender offer price will also be a pro rata portion of the amount of funds then in the trust account. In the alternative, please disclose how the tender offer price will be set.

The Company has revised the disclosure on page 10 of the Registration Statement as requested to provide that the tender offer price will be a pro rata portion of the amount of funds then in the trust account.

Risk Factors, page 14

11. We note that, in several places throughout this section, you state that your public shareholders “may only receive $10.00 per share” implying public shareholders will not receive less than $10.00 per share. Instead, please disclose that your public shareholders will only receive a pro rata portion of the amount then in the trust account, which you estimate to be “initially approximately $10.00 per share,” consistent with your disclosure on page 12 that creditors will have priority over your public shareholders’ claims such that the “actual per-share redemption price may be less than approximately $10.00” and page 19 that you may decide not to enforce your sponsors’ indemnification agreement.

The Company has revised the disclosure on pages 13, 16 and 31 of the Registration Statement as requested.

If we seek shareholder approval of our business combination…, page 16

12. We note your disclosures here and on page 60 regarding privately negotiated transactions. Please tell us how these transactions are consistent with Regulation M and other Exchange Act Rules.

The Company has revised the disclosure on pages 15 and 59 of the Registration Statement to reflect that if its sponsor or the sponsor’s affiliates engage in privately negotiated transactions, they will not make any such purchases when they are in possession of any material non-public information not disclosed to the seller. In addition, the Company expects that any purchases by its sponsor or the sponsor’s affiliates who are “affiliated purchasers” under Rule 10b-18 under the Exchange Act, to the extent such Rule applies, will be made to the extent such purchases are able to be made in compliance with Rule 10b-18 of the Exchange Act.

The Company does not believe that Regulation M would apply to privately negotiated transactions because these purchases would not occur during a distribution of securities of the Company. Rule 100 of Regulation M defines a distribution as “an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.” As noted above, pursuant to the Regulation M Concept Release, the SEC has indicated that any of the following are generally indicative of special selling efforts and selling methods: providing greater than normal sales compensation arrangements pertaining to the distribution, delivering a sales document, such as a prospectus or market letters, and conducting road shows. In the case of privately negotiated purchases in the future from third party buyers, the Company does not anticipate any such selling efforts or selling methods exist. Therefore, since there will not be a distribution, Regulation M is inapplicable.

Proposed Business

Redemption of public shares and liquidation if no initial business combination, page 61

13. We note that your sponsor has agreed to indemnify you with respect to certain claims should they reduce the amounts in the trust account to below $10.00 per share. Please indicate the specific agreement that includes these indemnification obligations and, to the extent it is material, consider filing the agreement as an exhibit to your registration statement.

The Company has revised the disclosure on page 61 of the Registration Statement as requested to reference the letter agreement that contains the indemnification obligations, and has filed the form of letter agreement as Exhibit 10.1 to the Registration Statement.

Principal Shareholder, page 79

14. Please disclose the ownership percentages of Messrs. Xu, Tong, and Jin in your sponsor, Bison Capital Holding Company Limited.

The Company has revised the disclosure on page 79 of the Registration Statement as requested to reflect that the ownership of Bison Capital Holding Limited is Mr. Xu and Ms. Jiang.

Part II Information Not Required in Prospectus

Item 16. Exhibits and Financial Statements, page II-2

15. We note your summary of material U.S. federal income tax consequences relevant to the transaction beginning on page 101. Please revise your Exhibit Index to include and attach a tax opinion. Please see Item 601(b)(8) of Regulation S-K and Staff Legal Bulletin No. 19, available on our website, for guidance.

The Company has revised the Exhibit Index to include a tax opinion.

* * *

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,

/s/ Steven Hollander

Steven Hollander

cc: James Jiayuan Tong